GREEKTOWN SUPERHOLDINGS, INC 8k

Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

GREEKTOWN SUPERHOLDINGS, INC.

GREEKTOWN SUPERHOLDINGS, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:

FIRST: The Board of Directors of the Corporation duly adopted resolutions setting forth an amendment of the Corporation’s Certificate of Incorporation, to amend and restate Article Fourth, Section A, paragraph 3 of the Certificate of Incorporation and recommended said amendment to the stockholders of the Corporation. The majority stockholder approved said amendment, which is set forth below, in an action by written consent in accordance with Section 228 of the General Corporation Law of the State of Delaware.

SECOND: That Article Fourth, Section A, paragraph 3 of the Certificate of Incorporation be amended and restated to read in its entirety as follows:

3. Designation. A total of four million three hundred fifty-four thousand nine hundred thirty-five (4,354,935) shares of the Corporation’s Common Stock shall be designated as a series known as Series A-1 Common Stock, par value $0.01 per share (the “Series A-1 Common Stock”), and a total of six hundred forty-five thousand sixty-five (645,065) shares of the Corporation’s Common Stock shall be designated as a series known as Series A-2 Common Stock, par value $0.01 per share (the “Series A-2 Common Stock” and together with the Series A-1 Common Stock, the “Series A Common Stock”).

Effective on the filing of the amendment to the Certificate of Incorporation inserting this paragraph (the “Charter Amendment,” and the time of effectiveness of such filing, the “Effective Time”), each 104,501 shares of the Corporation’s Series A-1 Common Stock, par value $.01 per share, issued and outstanding immediately prior to the Effective Time shall be combined into 1 share of Series A-1 Common Stock, par value $.01 per share, without any further action by the Corporation or the holders thereof. No fractional shares shall be issued in connection with, or as a result of, the foregoing combination. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay an amount of cash equal to the product of (i) the fractional share to which the holder would otherwise be entitled and (ii) $9,405,090. Pursuant to Section 262(c) of the Delaware General Corporation Law, persons and entities that held shares of Series A-1 Common Stock of the Corporation immediately prior to the Effective Time shall be entitled to appraisal rights as a result of the Charter Amendment and, to the fullest extent permitted by applicable law, holders of Series A-1 Common Stock who seek appraisal rights as a result of the Charter Amendment (other than the stockholder holding a whole share of Series A-1 Common Stock as a result of the Charter Amendment) and who thereafter fail to perfect, or otherwise waive, withdraw or lose the right to seek appraisal shall be entitled to receive as a result of such failure to perfect, waiver, withdrawal or loss of appraisal rights only the cash payment in lieu of fractional shares provided by this paragraph, and nothing else.

THIRD: The foregoing amendment was duly adopted in accordance with the provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment to the Certificate of Incorporation as of the 19th day of December, 2013.

Greektown Superholdings, Inc.

By:	/s/ MATTHEW CULLEN
Name: Matthew Cullen
Title: President